UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CEDAR SHOPPING CENTERS, INC.
(Name of Issuer)

          Common Stock, par value $0.06 per share
(Title of Class of Securities)

             150602209
(CUSIP Number)

Raghunath Davloor
Senior Vice President and Chief Financial Officer
RioCan Real Estate Investment Trust
RioCan Yonge Eglinton Centre
2300 Yonge Street, Suite 500, P.O. Box 2386
Toronto, Ontario M4P 1E4
Canada
          (416-866-3033)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           February 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No.: 150602209	Page 2 of 9 Pages

1.	Names of Reporting Persons. RIOCAN REAL ESTATE INVESTMENT TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	9,345,236
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	9,345,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,345,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.0%*
14.	Type of Reporting Person: HC

* Based upon 60,710,602 shares of Common Stock outstanding as of February 2, 2010, as stated in the Prospectus Supplement filed by the Company on February 2, 2010, plus a warrant to purchase 1,428,570 shares of Common Stock acquired under the Securities Purchase Agreement (as defined below).

SCHEDULE 13D

CUSIP No.: 150602209	Page 3 of 9 Pages

1.	Names of Reporting Persons. RIOCAN HOLDINGS USA INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	9,345,236
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	9,345,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,345,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.0%*
14.	Type of Reporting Person: CO

* Based upon 60,710,602 shares of Common Stock outstanding as of February 2, 2010, as stated in the Prospectus Supplement filed by the Company on February 2, 2010, plus a warrant to purchase 1,428,570 shares of Common Stock acquired under the Securities Purchase Agreement (as defined below).

CUSIP No.: 150602209	Page 4 of 9 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the initial statement on Schedule 13D filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on November 5, 2009 (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”), in connection with the acquisition of additional shares of the Company by the Reporting Persons on February 8, 2010.  Capitalized terms used in this Amendment No. 1 without being defined herein have the meanings given to them in the Initial Statement.

Item 2.	Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) The principal business of each of the Reporting Persons is owning and, in the case of RioCan REIT, managing, retail real estate. RioCan REIT owns and manages shopping centers in Canada, with ownership interests in a portfolio of 258 retail properties, including 12 under development, containing an aggregate of over 60 million square feet. RioCan Holdings, a subsidiary of RioCan REIT formed for the purpose of engaging in the transaction described in Item 4 below, will own jointly with affiliates of the Company an initial portfolio of seven grocery-anchored shopping centers in the northeastern United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds required by the Reporting Persons to acquire the shares reported in Item 5 was $48,249,996.00. All such funds were provided from working capital.

The total amount of the funds required by Donald MacKinnon to acquire the shares reported in Item 5 was $27,630.00 (before commissions). All such funds were provided from personal funds.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares reported in Item 5 as part of a transaction with the Company (as more fully described below, the “Transaction”), including a joint venture, because the Transaction provides an opportunity for RioCan REIT to enter the U.S. retail real estate market. Mr. MacKinnon acquired the shares reported in Item 5 for investment purposes.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, dated October 26, 2009 (the “Securities Purchase Agreement”), among the Company, Cedar Shopping Centers Partnership L.P., a Delaware limited partnership, RioCan Holdings and RioCan REIT, RioCan Holdings acquired, on October 30, 2009, 6,666,666 shares of Common Stock at a price of $6.00 per share and a warrant to purchase 1,428,570 additional shares of Common Stock (the “Equity Investment”). The warrant is exercisable at any time up to two years following the closing of the Equity Investment at a price of $7.00 per share. RioCan Holdings has agreed not to sell, assign, transfer or otherwise dispose of the shares of Common

CUSIP No.: 150602209	Page 5 of 9 Pages

Stock or the warrant for one year, subject to certain exceptions. Additionally, the Company’s board of directors agreed to waive a prohibition contained in the Company’s articles of incorporation with respect to any person owning more than 9.9% of the Common Stock in order to permit RioCan Holdings to acquire up to 16% of the outstanding Common Stock.

RioCan Holdings has agreed that for a period of three years after closing of the Equity Investment, except as otherwise agreed, it will not without the prior consent of the Company’s board of directors (a) acquire, directly or indirectly, any additional securities of the Company, (b) directly or indirectly or through any other person, solicit proxies with respect to securities under any circumstance or become a “participant” in any “election contest” relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A under the Act); provided, that RioCan Holdings may vote its shares in any manner it deems appropriate; (c) deposit any securities in a voting trust, or subject any securities to a voting or similar agreement; (d) directly or indirectly or through or in conjunction with any other person, engage in a tender or exchange offer for the Company’s securities made by any other person or entity without the prior approval of the Company, or engage in any proxy solicitation or any other activity with any other person or entity relating to the Company without the prior approval of the Company; or (e) take any action alone or in concert with any other person to acquire or change the control of the Company or participate in any group that is seeking to obtain or take control of the Company. Notwithstanding the foregoing, RioCan Holdings may acquire additional shares of the Common Stock on the open market if its ownership interest is diluted in connection with certain events such as the issuance of securities in an acquisition, merger, joint venture or sale or purchase of assets. Moreover, the three-year standstill period described above shall no longer apply and RioCan Holdings may acquire additional shares of the Common Stock in the event a public tender offer is made and the Company announces (i) a recommended sale or merger transaction or (ii) a process to solicit proposals to acquire or merge with the Company.

RioCan Holdings also has, subject to certain exceptions, a pre-emptive right to maintain its percentage ownership interest in the Company with respect to the Company’s issuance of any additional shares of Common Stock, provided that RioCan Holdings owns at least 9.9% of the Common Stock. Additionally, RioCan Holdings has the right to nominate one member of RioCan REIT’s senior management or its board of trustees to serve as a director on the Company’s board of directors.  Raghunath Davloor, RioCan’s Senior Vice President and Chief Financial Officer, was appointed to the board of directors of the Company at the closing of the Equity Investment as RioCan Holdings’ initial nominee.

The Securities Purchase Agreement may be amended, modified or waived by an instrument in writing signed by each of the parties thereto

Pursuant to the Guaranty given by RioCan REIT in favor of the Company and Cedar Shopping Centers Partnership L.P., dated October 26, 2009 (the “Guaranty”), RioCan REIT has guaranteed the performance of RioCan Holdings’ obligations under the Securities Purchase Agreement.

Registration Rights Agreement

Under the Registration Rights Agreement, dated October 30, 2009, and as amended by the Subsequent Purchase Agreement, between the Company and RioCan Holdings, the Company agreed to register the shares of Common Stock acquired by RioCan Holdings, including those under the warrant, within six months of February 5, 2010. The Company is responsible for the costs and expenses associated with such registration.

CUSIP No.: 150602209	Page 6 of 9 Pages

The Company will keep the registration statement and prospectus effective until the earlier of (i) twenty-four months after the later of the effective date of the registration statement and October 26, 2010, (ii) the date on which all such registrable securities have been disposed of under such registration statement and (iii) such time as all such registrable securities have been otherwise transferred to holders who may trade such securities without restriction under the Securities Act of 1933, as amended (the “Securities Act”), and the Company has delivered a new certificate of ownership without a restrictive legend (the earliest of such dates being the “Expiration Date”) or as otherwise reasonably requested by the holders of such securities.

The Company has the right to include shares of other holders of Common Stock in any registration statement under the Registration Rights Agreement, provided that it does not negatively impact such registration with respect to RioCan Holdings or affiliates. Commencing on the Expiration Date and for three years thereafter, if the Company (i) proposes to file a registration statement under the Securities Act with respect to the an offering of equity securities by the Company for its own account or for stockholders of the Company for their account other than a registration statement on Forms S-8 or S-4 or any such equivalent then in effect and the registration form to be used may be used for the registration of registrable securities held by RioCan Holdings or its affiliates, the Company shall provide RioCan Holdings or its affiliates with written notice that that they may include their registrable securities therein or (ii) has then in effect a registration statement under the Securities Act with respect to equity securities of the Company (other than a registration statement on Forms S-8 or S-4 or any such equivalent then in effect or the registration statement on Form S-3 filed by the Company on November 17, 2008) and such registration statement may be used for the registration of registrable securities held by RioCan Holdings or it affiliates, then the Company shall register the sale of such registrable securities as RioCan Holdings or affiliates may request, subject to certain exceptions.

The Registration Rights Agreement may be amended or modified, and its provisions may be waived, with the consent of the Company and RioCan Holdings.

Agreement Regarding Purchase of Partnership Interests

Pursuant to the Agreement Regarding Purchase of Partnership Interests, dated October 26, 2009 (the “Partnership Interests Agreement”), between Cedar Shopping Centers Partnership L.P. and RioCan Holdings, the parties thereto have agreed to form a joint venture with respect to seven supermarket-anchored properties owned and managed by the Company as of the date thereof. The Company will hold a 20% interest in the joint venture and RioCan Holdings will acquire the remaining 80% interest. The properties consist of supermarket-anchored shopping centers in Connecticut, Massachusetts and Pennsylvania. Closing for all but two of the properties are subject to receipt of lender consents to the transfer of properties to the joint venture. Closings of the joint venture arrangements are expected to be completed in the first quarter of 2010 (the first two such closings occurred on December 10, 2009; the third such closing occurred on February 4, 2010).

Additionally, RioCan Holdings and the Company have agreed to enter into additional joint ventures to be owned 80%/20% to acquire additional supermarket-anchored retail properties, primarily in the northeastern United States during the next two years. Related to the future acquisitions, the Company has granted to RioCan Holdings a right of first refusal for two years in the same joint venture format on primarily supermarket-anchored properties and other properties in excess of 50,000 square feet to be acquired by the Company in the states of New York, New Jersey, Pennsylvania, Massachusetts, Connecticut, Maryland and Virginia. The Company in return will have a first right of refusal on RioCan Holdings’ and its affiliates’ opportunities to acquire income producing properties that are located in the same states as above (subject to certain exceptions). The first such additional joint-

CUSIP No.: 150602209	Page 7 of 9 Pages

venture acquisition closed on January 26, 2010 for Town Square Plaza shopping center in Reading, Pennsylvania.

In both the existing and future joint ventures, the Company will provide property management, leasing, construction management and financial management services at standard rates. The Company will also be entitled to certain fees on acquisitions, dispositions, financings and refinancings.

Except as otherwise expressly set forth therein, the Partnership Interests Agreement may be modified by an agreement in writing signed by all the parties thereto or their respective successors in interest.

Subsequent Purchase Agreement

In order to maintain the Reporting Persons’ proportionate interest in the Company, on February 8, 2010, RioCan Holdings acquired 1,250,000 additional shares of Common Stock (the “Additional Shares”) at a price of $6.60 per share, in response to a public offering by the Company.  The acquisition of the Additional Shares was pursuant to that certain Agreement (the “Subsequent Purchase Agreement”), dated February 5, 2010, between RioCan Holdings and the Company.  Additionally, the Subsequent Purchase Agreement amended (i) the Securities Purchase Agreement to correct a typographical error and (ii) the Registration Rights Agreement in order to provide certain registration rights thereunder with respect to the Additional Shares and to revise the timeframe for registration of Common Stock.

The Subsequent Purchase Agreement may be amended or modified, and its provisions may be waived, with the consent of the Company and RioCan Holdings.

The underwriters of the Company’s recent public offering have thirty days to exercise their over-allotment option to issue up to an additional 1,237,500 shares of Common Stock.  In the event the underwriters do exercise such an over-allotment option, RioCan Holdings may acquire up to an additional 187,500 shares of Common Stock from the Company in order to maintain the Reporting Persons’ proportionate interest in the Company.

The foregoing summaries of the Securities Purchase Agreement, the Registration Rights Agreement, the Partnership Interests Agreement, the Guaranty and the Subsequent Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 7, respectively.

As of the date of this statement, except as set forth above, none of the Reporting Persons or Mr. MacKinnon has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although either of them may develop such plans or proposals.

The Reporting Persons intend to review on a continuing basis their respective investments in the Company. As of the date of this statement, no determination has been made by RioCan REIT or RioCan Holdings to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock in a manner consistent with their obligations under the Securities Purchase Agreement, the Registration Rights Agreement and the Partnership Interests Agreement, as they may be amended from time to time. Any such determination will depend on market conditions prevailing from time to time

CUSIP No.: 150602209	Page 8 of 9 Pages

and on other conditions that may be applicable depending on the nature of the transaction or transactions involved.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) RioCan Holdings is the direct beneficial owner of 9,345,236 shares of the Common Stock, comprised of 7,916,666 shares of Common Stock and a warrant to purchase an additional 1,428,570 shares of Common Stock. Such shares represent approximately 15.0% of the Company’s outstanding Common Stock, based upon 60,710,602 shares of Common Stock outstanding as of February 2, 2010, as stated by the Company in the Prospectus Supplement filed by it on February 2, 2010, plus the warrant to purchase 1,428,570 shares of Common Stock acquired under the Securities Purchase Agreement. By virtue of the relationships described under Item 2 of this statement, RioCan REIT may be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by RioCan Holdings. Mr. MacKinnon, who is Senior Vice President, Real Estate Finance of RioCan REIT and RioCan Holdings, beneficially owns 4,500 shares of Common Stock. Such shares represent approximately 0.00741% of the Company’s outstanding Common Stock, based upon 60,710,602 shares of Common Stock outstanding as of February 2, 2010, as stated by the Company in the Prospectus Supplement filed by it on February 2, 2010. To the best of the Reporting Persons’ knowledge, except for Mr. MacKinnon, none of their respective directors or trustees, as the case may be, or executive officers owns any Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Mr. MacKinnon acquired 4,500 shares of Common Stock on the open market on October 27, 2009 at a price of $6.14 per share. RioCan Holdings acquired 1,250,000 shares of Common Stock from the Company on February 8, 2010 at a price of $6.60 per share, pursuant to the Subsequent Purchase Agreement. Except as described in Item 4 and the two preceding sentences, none of the Reporting Persons or their respective directors or trustees, as the case may be, or executive officers has transacted in this class of securities during the past sixty days.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Exhibit 7	Agreement, dated as of February 5, 2010, between RioCan REIT and the Company***

*** Previously filed as Exhibit 10-1 to the Form 8-K filed by the Company on February 9, 2010 and incorporated by reference in this Statement.

CUSIP No.: 150602209	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	RIOCAN REAL ESTATE INVESTMENT TRUST

By: /s/ Raghunath Davloor
Name: Raghunath Davloor
Title: Senior Vice President and Chief Financial Officer

Date: February 11, 2010	RIOCAN HOLDINGS USA INC.
By: /s/ Raghunath Davloor
Name: Raghunath Davloor
Title: Senior Vice President, Chief Financial Officer and Secretary